SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2017

 IRSA Propiedades Comerciales S.A.
(Exact name of Registrant as specified in its charter)

IRSA Commercial Properties Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Moreno 877
(C1091AAQ)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA Propiedades Comerciales S.A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the summary of the letter dated June 26, 2017, filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

By letter dated June 26, 2017, the company reported the summary of what was resolved in the assembly

ITEM ONE: APPOINTMENT OF TWO SHAREHOLDERS TO APPROVE AND SIGN THE MEETING’S MINUTES.

It was unanimously resolved to appoint the representatives of shareholders ANSES FGS and IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA, together with the Chairman, to approve and execute the minutes of the Shareholders’ Meeting.

ITEM TWO: INCREASE OF CAPITAL STOCK UP TO $22,222,220 PAR VALUE, BY ISSUING UP TO 22,222,220 COMMON, BOOK-ENTRY SHARES OF $1 PAR VALUE EACH, ENTITLED TO ONE VOTE PER SHARE, EQUIVALENT TO 17.63% OF THE CURRENT STOCK CAPITAL, ENTITLED TO RECEIVE DIVIDENDS FROM THEIR SUBSCRIPTION DATE, RANKING PARI PASSU WITH THE SHARES OUTSTANDING AS OF THE MOMENT OF ISSUANCE, WITH ISSUE PREMIUM, TO BE PUBLICLY OFFERED IN THE CAPITAL MARKETS OF ARGENTINA AND ABROAD, TO BE PAID IN (A) IN KIND; AND/OR (B) IN CASH. DETERMINATION OF THE STANDARDS TO BE APPLIED BY THE BOARD OF DIRECTORS FOR ESTABLISHING THE ISSUE PREMIUM AND CALCULATION METHOD. RESERVE OF UP TO 4,444,444 SHARES RESULTING FROM THE CAPITAL INCREASE TO BE ALLOCATED TO THE IMPLEMENTATION OF THE INCENTIVE PLAN FOR EMPLOYEES, MANAGEMENT AND DIRECTORS TO BE CONSIDERED IN ITEM 5 OF THE AGENDA, TO BE PAID IN WITHOUT ISSUE PREMIUM, OUT OF RETAINED EARNINGS.

The meeting resolved by majority vote:

a)
To increase the capital stock up to $22,222,220, under the terms proposed at the shareholders’ meeting, from the sum of $126,014,050 to a maximum of $148,236,270, represented by new common, book-entry shares of $1 par value each, entitled to one vote per share and entitled to receive dividends as of their subscription date, ranking pari passu with the shares outstanding as of the moment of issuance, to be offered as follows: up to 17,777,776 common, book-entry shares of $1 par value each, entitled to one vote per share and entitled to receive dividends as of their subscription date, ranking pari passu with the shares outstanding as of the moment of issuance (the “New Shares”), shall be publicly offered in the capital markets of Argentina and/or abroad. The shares issued as a result of the proposed capital increase shall be offered to the public in the Republic of Argentina, in accordance with the applicable laws; consequently, application will be made to obtain the authorization for their public offering by the CNV and listing in the markets where the Company’s shares are listed. In addition, such shares or share certificates may be offered in foreign jurisdictions, in which case application will be made for the public offering and listing of the referred shares or share certificates before the relevant comparable foreign agencies and/or markets, including the United States Securities and Exchange Commission and Nasdaq.
b)
To offer the new shares issued as a result of the increase to the shareholders for them to exercise their preemptive subscription and accretion rights, and if a balance remains, to delegate to the Board of Directors the power to resolve upon their allocation, with the broadest authority to cancel them or place them among the investor public, either fully or in part. In the latter case, the issuance conditions shall not be more favorable to such subscribers than the subscription conditions previously offered to the Shareholders.
c)
To delegate to the Board of Directors the power to determine the range of the indicative subscription price and any changes thereto, which may be non-binding, during the preemptive subscription period (should it be deemed necessary considering market conditions and pricing level offered by investors) and final subscription price (par value plus issue premium) of the New Shares, considering a price range for the issue premium in which the minimum would not be lower than US$ 45 and the maximum would not be higher than US$ 75 per ADR; and the subscription price per share would be equal to the par value per share plus the relevant issue premium. The Subscription Price in pesos will be equivalent to the Subscription Price in dollars converted to pesos at the exchange rate reported by the Argentine Central Bank under Communication “A” 3500 on the day immediately preceding the payment of the New Shares, divided by four.
d)
The range of the indicative subscription price and final subscription price will be disclosed in accordance with the Listing Regulations of Bolsas y Mercados Argentinos S.A. (”BYMA”). In such regard, the final subscription price will be valid and applicable to all the new shares subscribed upon exercise of the preemptive subscription and accretion rights, and will be within the indicative subscription price range as established or changed.
e)
To empower the Board of Directors to establish a final subscription Price in an amount higher than that set forth in the offering memorandum to be prepared for the placement of the New Shares, provided it is consistent with the bids received and market conditions prevailing as of the date the final subscription price is fixed and is within the limits set by this Shareholders’ Meeting.
f)
To reserve up to 4,444,444 shares to be allocated to the implementation of an incentive plan for the employees, management and directors of the Company, which amount is within the maximum amount permitted under Law 26,831, Section 68, as it is lower than 10% of the Company’s capital stock, to be allocated as treasury shares for their subsequent distribution in accordance with the terms and conditions of the incentive plan.

ITEM THREE: REDUCTION OF THE TERM FOR EXERCISING PREEMPTIVE SUBSCRIPTION AND ACCRETION RIGHTS TO 10 (TEN) DAYS PURSUANT TO SECTION 194 OF THE GENERAL COMPANIES LAW No. 19,550, AS AMENDED.

The meeting approved by majority vote to reduce to up to 10 calendar days the term for exercising the preemptive subscription and accretion rights pursuant to Section 194 of the General Companies Law No. 19,550, as amended, and to delegate to the Board of Directors the broadest powers to implement the capital increase, including, without limitation, the execution of agreements, briefs, notices and any other matters related to the foregoing resolutions.

ITEM FOUR: DELEGATION TO THE BOARD OF DIRECTORS OF THE POWER TO ESTABLISH ALL SUCH ISSUE TERMS AND CONDITIONS AS ARE NOT EXPRESSLY DETERMINED BY THE SHAREHOLDERS’ MEETING, INCLUDING THE POWER TO SUB-DELEGATE SUCH POWERS ON ONE OR MORE COMPANY DIRECTORS OR MANAGERS OR THE PERSONS THEREBY AUTHORIZED, PURSUANT TO APPLICABLE LAWS, INCLUDING, WITHOUT LIMITATION: (I) THE DETERMINATION OF THE AMOUNT, TIME, MANNER, ISSUE PREMIUM, SUBSCRIPTION PRICE, PAYMENT CONDITIONS AND REMAINING TERMS AND CONDITIONS OF ISSUANCE; (II) THE APPLICATION FOR AUTHORIZATION OF PUBLIC OFFERING AND LISTING OF THE SHARES TO BE ISSUED BY THE ARGENTINE SECURITIES COMMISSION (“CNV”) AND/OR LISTING AND/OR TRADING IN ANY AUTHORIZED PUBLIC OR PRIVATE STOCK EXCHANGES AND/OR SECURITIES MARKETS IN ARGENTINA OR ABROAD, WITH POWERS TO REQUEST ANY OTHER TYPE OF AUTHORIZATION FOR PUBLIC OFFERING TO THE CNV, THE U.S. SECURITIES AND EXCHANGE COMMISSION (“SEC”) AND/OR OTHER SIMILAR AGENCIES IN ARGENTINA OR ABROAD; (III) THE INCREASE AND/OR MODIFICATION OF AND/OR AMENDMENT TO THE AMERICAN DEPOSITARY RECEIPTS PROGRAM CURRENTLY IN FORCE BETWEEN THE COMPANY AND THE BANK OF NEW YORK AS DEPOSITORY, REPRESENTING AMERICAN DEPOSITARY SHARES, AS WELL AS DELEGATION ON THE BOARD OF DIRECTORS OF THE ESTABLISHMENT OF THE TERMS, CONDITIONS AND SCOPE OF SAID PROGRAM AND/OR THE EXECUTION OF A NEW DEPOSIT PROGRAM WITH A NEW DEPOSITARY, AND DELEGATION OF POWERS TO THE BOARD OF DIRECTORS FOR IT TO AGREE UPON THE TERMS, CONDITIONS AND SCOPE OF SUCH PROGRAM; (IV) THE PREPARATION AND EXECUTION OF THE PRELIMINARY AND FINAL OFFERING MEMORANDA TO BE FILED WITH THE CNV, THE SEC AND/OR OTHER SIMILAR AGENCIES AND/OR AUTHORIZED PRIVATE OR PUBLIC SECURITIES MARKETS, IN ALL CASES OF ARGENTINA OR ABROAD; AND (V) THE EXECUTION OF ALL SUCH DOCUMENTS AS REQUIRED TO IMPLEMENT THE ISSUE OF SHARES AND THE PERFORMANCE OF ANY RELATED ACTS IN ORDER TO COMPLY WITH THE RESOLUTIONS ADOPTED BY THE SHAREHOLDERS’ MEETING, WITH THE BROADEST POWERS; AND (C) USE OF PROCEEDS OF THE ISSUE.

The meeting approved by majority vote to delegate to the Board of Directors the power to establish all such issue terms and conditions as not expressly determined by the shareholders’ meeting, with authority to sub-delegate such powers on one or more directors, company managers, or the persons thereby authorized, pursuant to applicable laws, including, without limitation: (i) the determination of the amount, time, manner, issue premium, subscription price, payment conditions and remaining terms and conditions of issuance, including, but not limited to, the determination of a range of indicative subscription prices, within the standard fixed by the Shareholders’ Meeting; (ii) the application for authorization of public offering and listing of the shares to be issued by the Argentine Securities Commission (“CNV”) and/or listing and/or trading in any authorized public or private stock exchanges and/or securities markets in Argentina or abroad, with powers to request any other type of authorization for public offering to the Argentine Securities Commission, the United States Securities Commission (“SEC”) and/or other similar agencies in Argentina or abroad; (iii) the increase and/or modification of and/or amendment to the American Depositary Receipts program currently in force between the company and The Bank of New York as depository, representing American Depositary Shares, as well as delegation on the Board of Directors of the establishment of the terms, conditions and scope of said program and/or the execution of a new deposit program with a new depositary, and delegation of powers to the Board of Directors for it to agree upon the terms, conditions and scope of such program; (iv) the preparation and execution of the preliminary and final offering memoranda to be filed with the CNV, the SEC and/or other similar agencies and/or authorized private or public securities markets, in all cases of Argentina or abroad; (v) the determination of the persons who will act as arrangers, coordinators, and dealers and other parties to this kind of transactions and the execution of all such documents as required to implement the issue and placement of shares in Argentina or abroad and the performance of any related acts in order to comply with the resolutions adopted by the shareholders’ meeting, with the broadest powers; and (vi) use of proceeds of the issue. Moreover, it is proposed to authorize the Board of Directors to reserve the power to set a final subscription price with an issue premium for an amount higher than that contemplated in the range established by this shareholders’ meeting, based on the bids received.

ITEM FIVE: APPROVAL OF IMPLEMENTATION OF NEW INCENTIVE PLAN COMPRISING UP TO 4,444,444 SHARES OF THE COMPANY FOR THE COMPANY’S MANAGEMENT, EMPLOYEES AND DIRECTORS, DELEGATION OF POWERS TO THE BOARD FOR PURPOSES OF ITS IMPLEMENTATION, ALLOCATION, TIME AND METHOD OF EXECUTION. AUTHORIZATION TO USE PART OF THE NEW SHARES TO BE ISSUED AS A RESULT OF THE CAPITAL INCREASE AND ALLOCATE THEM TO THE ABOVE MENTIONED PLAN, PURSUANT TO SECTION 68 OF LAW 26,831.

The meeting approved by majority vote to approve the recommendations given by the Chairman, namely (i) approval of the incentive plan for directors, management and employees; (ii) approval of the acquisition of own shares to hold them in treasury and allocate them to the implementation of the incentive plan; (iii) authorization to allocate a portion of the capital increase, within the limits referred to by the Chairman, to the incentive plan; and (iv) authorization for the Board of Directors, with the broadest powers, to implement the terms and conditions of the incentive plan, including the management, directors and employees, considering seniority and such internal categories as defined by the Board of Directors, and to carry out the necessary proceedings before the Argentine Securities Commission for its approval, authorizing the Board of Directors to delegate such power to whom it deems pertinent. It should be noted that this approval shall imply the substitution of any other plan previously approved by the shareholders’ meeting.

ITEM SIX: AUTHORIZATIONS
The meeting unanimously resolved to authorize the Directors and/or their appointees, and/or attorneys-in-fact Carolina Zang, María Laura Barbosa, Lucila Huidobro, and Pilar Isaurralde to: (i) obtain the CNV’s authorization for the issuance of the new shares; and (ii) obtain authorization for the listing of the Company’s new shares from the Buenos Aires Stock Exchange (“BCBA”) in exercise of the power delegated by Bolsas y Mercados Argentinos S.A. to the BCBA, as set forth by Resolution No. 18.629 issued by the CNV, and or such Securities Exchanges and/or Markets as the Board of Directors or authorized Board members or senior managers may determine in due course. To such end, they are empowered to appear, be served notice of, set up domicile, sign offering memoranda, accept and propose such amendments as deemed necessary by the governmental agencies, take notice of decisions adopted in the proceedings and file answers to them, file appeals against them, publish notices, withdraw and detach documents from files, file notes and other briefs, and in general, carry out all such proceedings and dealings as deemed necessary to obtain the authorization for the public offering and/or listing of the shares to be issued, as approved at this shareholders’ meeting.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Propiedades Comerciales S.A.

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible of relationship with the markets
Dated: June 27, 2017